EXHIBIT 99.1

HEXO Corp. Announces C$34,500,000 At-the-Market Offering Program

OTTAWA, June 17, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced that it has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to C$34,500,000 (or its U.S. dollar equivalent) of common shares (the “Common Shares”) from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold through the ATM Program will be sold through the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated June 16, 2020 among the Company, AltaCorp Capital Inc., as Canadian agent, and Oppenheimer & Co. Inc., as U.S. agent (collectively, the "Agents").

The volume and timing of distributions under the ATM Program, if any, will be determined in the Company's sole discretion. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and December 21, 2020, unless terminated prior to such date by the Company or the Agents. As Common Shares sold in the ATM Program will be issued and sold at the prevailing market price at the time of the sale, prices may vary among purchasers during the period of the distribution. The Company expects to use the net proceeds from the ATM Program for general corporate purposes, which may include: (i) working capital; (ii) capital expenditures; (iii) debt repayments; and (iv) potential future acquisitions.

The offering under the ATM Program will be made pursuant to a prospectus supplement dated June 16, 2020 (the "Prospectus Supplement") to the Company’s Canadian amended and restated short form base shelf prospectus dated December 14, 2018  (the "Base Shelf Prospectus"), and pursuant to a prospectus supplement dated June 16, 2020 (the "U.S. Prospectus Supplement") to the Company’s U.S. base prospectus (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") (File No. 333-228924) filed with the United States Securities and Exchange Commission on December 20, 2018. The Prospectus Supplement and the Base Shelf Prospectus are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available on EDGAR at the SEC’s website at www.sec.gov. Alternatively, the Agents will send copies of the Prospectus Supplement and the Base Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting in Canada:

AltaCorp Capital Inc., Suite 3530, 66 Wellington Street West, Toronto, ON M5K 1A1, or by telephone at (647) 776-8230 , or by email at accdealflow@altacorpcapital.com.

or in the U.S.:

Oppenheimer & Co. Inc.,85 Broad Street, 26th Floor, New York, NY 10004, Attention: Equity Syndicate Prospectus Department, by e-mail at equityprospectus@opco.com or by calling (212) 667-8055.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements regarding the aggregate value of Common Shares which may be issued pursuant to the ATM Program and the Company’s expected use of the net proceeds from the ATM Program, if any. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements, including that the Company’s use of proceeds of the ATM Program may differ from those indicated. Forward-looking statements should not be read as guarantees of future performance or results.

For additional information with respect to certain of these expectations, assumptions, risks, uncertainties and other factors, and risk factors relating to the Company and the Common Shares, reference should be made to the Prospectus Supplement and the Base Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, the Company’s annual information form dated October 28, 2019 and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com